UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

867652 406
(CUSIP Number)

Paul Moss-Bowpitt
Legal Director, Corporate Transactions
TOTALENERGIES SE
2, place Jean Millier
La Défense 6
92400 Courbevoie
France
00-331-4135-2834
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Gestion USA SARL
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Holdings USA, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Delaware, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person CO

CUSIP No. 867652 406

1	Names of Reporting Persons TotalEnergies Renewables USA, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person OO

CUSIP No. 867652 406

1	Names of Reporting Persons Sol Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 162,970,512 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 162,970,512 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,970,512 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.1% (3)
14	Type of Reporting Person OO

(1)	Includes 33,402,112 shares of common stock, par value $0.001 per share (“Common Stock”) of SunPower Corp. (the “Issuer”) issuable upon the exercise of the Second Tranche Warrant (as described in this filing) and 41,612,944 shares of the Issuer’s Common Stock issued upon the net exercise of the First Tranche Warrant (as described in this filing). The First Tranche Warrant exercise price was paid on a cashless basis pursuant to the terms of the warrant on March 5, 2024 and May 1, 2024, resulting in the Issuer withholding an aggregate of 139,696 shares of Common Stock to pay the exercise price and issuing an aggregate of 41,612,944 shares of Common Stock.

(2)	The shares of Common Stock reported herein are held directly by Sol Holding, LLC. TotalEnergies Holdings USA, Inc. is the sole shareholder of TotalEnergies Delaware, Inc., which is the sole member of TotalEnergies Renewables USA, LLC, which is one of two members of Sol Holding, LLC, a limited liability company managed by a board of managers. TotalEnergies Gestion USA SARL, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings USA, Inc. As a result, each of the foregoing entities may be deemed to beneficially own the shares of Common Stock reported herein.

(3)	Percentage calculated based on (i) 175,361,088 shares of Common Stock outstanding as of December 15, 2023 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 18, 2023 plus (ii) 41,612,944 shares of Common Stock issued to the Reporting Person upon the cashless exercise of the First Tranche Warrant and (iii) 33,402,112 shares of Common Stock underlying the Second Tranche Warrant. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to warrants held by such person or entity were deemed outstanding if such warrants are currently exercisable or will become exercisable within 60 days of the date of this filing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Explanatory Note

This Amendment No. 20 (this “Amendment”) amends and supplements the statement on Schedule 13D dated June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014, December 9, 2015, December 10, 2015, November 25, 2019, January 21, 2020, February 4, 2020, February 19, 2020, March 20, 2020, April 15, 2020, May 25, 2022, August 18, 2022, September 12, 2022, and February 14, 2024 (the “Filing”), by the Reporting Persons relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of SunPower Corporation (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Filing is amended and supplemented as follows:

Second Lien Credit Facility

As previously disclosed, on February 14, 2024, the Company entered into the Second Lien Credit Agreement, by and among the Company, certain of its subsidiaries as guarantors party thereto, the lenders party thereto, GLAS USA LLC, as Administrative Agent, and GLAS Americas, LLC, as Collateral Agent (the “Second Lien Credit Agreement”). Capitalized terms used but not defined in this section shall have the meanings given to such terms in the Second Lien Credit Agreement.

The Second Lien Credit Agreement provides for an approximately $175.5 million term loan facility comprised of: (i) an approximately $125.5 million tranche of second lien term loans (“Tranche 1 Second Lien Loans”), which was borrowed on the closing date of the Second Lien Credit Agreement; and (ii) a second tranche of $50 million of second lien term loans (“Tranche 2 Second Lien Loans”).

On May 30, 2024, the Company borrowed $50 million of Tranche 2 Second Lien Loans, which consisted of all Tranche 2 Term Loan Commitments.

The foregoing descriptions of the Tranche 2 Second Lien Loans and the terms of the Second Lien Credit Agreement do not purport to be complete and are subject to, and qualified in their entirety by, reference to the Second Lien Credit Agreement, which was filed as Exhibit 40 to this Filing as part of Amendment No. 19 dated February 14, 2024.

Warrants

As previously disclosed, in connection with the Second Lien Credit Agreement, the Issuer agreed to issue to Sol Holding warrants to purchase shares of Common Stock in two tranches: (i) the first tranche (“First Tranche Warrant”) consisting of a warrant exercisable for 41,752,640 shares of Common Stock and (ii) the second tranche (“Second Tranche Warrant”) consisting of an additional warrant exercisable for 33,402,112 shares of Common Stock. As previously disclosed, on February 14, 2024, concurrent with the issuance of the Tranche 1 Loans, the Issuer issued the First Tranche Warrant to Sol Holding. On March 5, 2024, Sol Holding elected to exercise the portion of the First Tranche Warrant representing 35,077,905 of the 41,752,640 shares of Common Stock underlying the First Tranche Warrant, and paid the exercise price on a cashless basis pursuant to the terms of the First Tranche Warrant, resulting in the Issuer withholding 107,907 shares of Common Stock to pay the exercise price and issuing to Sol Holding an aggregate of 34,969,998 shares of Common Stock. On May 1, 2024, Sol Holding elected to exercise the remaining 6,674,735 shares of Common Stock underlying the First Tranche Warrant, and paid the exercise price on a cashless basis pursuant to the terms of the First Tranche Warrant, resulting in the Issuer withholding 31,789 shares of Common Stock to pay the exercise price and issuing to Sol Holding an aggregate of 6,642,946 shares of Common Stock. The total number of shares of Common Stock issued to Sol Holding upon the exercises of the First Tranche Warrants was 41,612,944 shares of Common Stock.

On May 30, 2024, concurrently with the issuance of the Tranche 2 Loans, the Issuer issued the Second Tranche Warrant to Sol Holding.

The Second Tranche Warrant is exercisable in whole or in part for shares of Common Stock at an exercise price of $0.01 per share and expires on the tenth anniversary of issuance. Sol Holding may pay the exercise price in cash or elect to exercise the Second Tranche Warrant on a “cashless” basis. Pursuant to the terms of the Second Tranche Warrant, the number of shares for which the Second Tranche Warrant is exercisable and the exercise price for such shares may be adjusted in the event of certain dilutive issuances pursuant to an anti-dilution formula set forth in the Second Tranche Warrant, and for stock splits, reclassifications, share combinations, dividends or distributions made by the Issuer on the Common Stock. Further, in connection with an Event of Default (as defined in the Second Lien Credit Agreement), the Issuer may be required, at the election of the warrantholder, to either (a) purchase the Second Tranche Warrant for a cash amount equal to the Black-Scholes Value (as defined in the Second Tranche Warrant) of the unexercised portion of the Second Tranche Warrant or (b) permit the exercise of the Second Tranche Warrant pursuant to a cashless default exercise for a number of shares of Common Stock with a value equal to the Black-Scholes Value of the unexercised portion of the Second Tranche Warrant.

The foregoing description of the Second Tranche Warrant does not purport to be complete and is qualified by the full text of the Warrant to Purchase, which is filed as Exhibit 46 to this Filing.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is amended and supplemented as follows:

The descriptions of the Tranche 2 Loans and Second Tranche Warrant in Item 3 are hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Filing is amended and restated in its entirety as follows.

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)-(b) The number and percentage of shares of Common Stock to which this Filing relates is 162,970,512, constituting 65.1% of the Common Stock outstanding. The percentage of beneficial ownership in this Filing is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is based on an aggregate of 175,361,088 shares of Common Stock outstanding as of December 15, 2023 as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on December 18, 2023, adjusted to reflect the 41,612,944 shares of Common Stock issued to Sol Holding upon the cashless exercise of the First Tranche Warrant.

The shares of Common Stock reported herein are held directly by Sol Holding. TotalEnergies Holdings is the sole shareholder of TotalEnergies Delaware, which is the sole member of TotalEnergies Renewables, which is one of two members of Sol Holding, a limited liability company managed by a board of managers. TotalEnergies Gestion, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings. As a result, each of the foregoing entities may be deemed to beneficially own the shares of Common Stock reported herein.

(c) Other than as disclosed in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Filing is hereby amended and supplemented as follows:

Exhibit Number	Description

46	Second Tranche Warrant to Purchase (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 3, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2024

TOTALENERGIES SE

By:	/s/ Marine Delaitre
Name:	Marine Delaitre
Title:	Authorized Signatory

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Assistant Secretary

TOTALENERGIES DELAWARE, INC.

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Secretary

TOTALENERGIES RENEWABLES USA, LLC

By:	/s/ Richard Frazier
Name:	Richard Frazier
Title:	Secretary

SOL HOLDING, LLC

By:	/s/ Christopher Gillies
Name:	Christopher Gillies
Title:	President and Manager

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and current principal occupation or employment of each director and executive officer, as applicable, of TotalEnergies SE, TotalEnergies Gestion USA SARL, TotalEnergies Holdings USA Inc., TotalEnergies Delaware Inc., TotalEnergies Renewables USA LLC and Sol Holding, LLC. The business address of each of the directors and executive officers of TotalEnergies SE and TotalEnergies Gestion USA SARL is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of each of the other individuals listed below is 1201 Louisiana St. Suite 1800, Houston, TX 77002

TOTALENERGIES SE

Name	Occupation	Citizenship
Patrick Pouyanné	Chairman and Chief Executive Officer	French
Helle Kristoffersen	President, Asia	French and Danish
Stéphane Michel	President, Gas, Renewables & Power	French
Thierry Pflimlin	President, Marketing & Services	French
Bernard Pinatel	President, Refining & Chemicals	French
Jean-Pierre Sbraire	Chief Financial Officer	French
Namita Shah	President, OneTech	French
Nicolas Terraz	President, Exploration & Production	French
Aurélien Hamelle	President Strategy & Sustainability	French
Jacques Aschenbroich	Director	French
Anelise Quintão Lara	Director	French
Marie-Christine Coisne-Roquette	Lead Independent Director	French
Lise Croteau	Director	Canadian
Mark Cutifani	Director	Australian
Emma de Jonge	Director representing employee shareholders	French
Romain Garcia-Ivaldi	Director representing employees	French
Maria van der Hoeven	Director	Netherlands
Glenn Hubbard	Director	American
Anne-Marie Idrac	Director	French
Jean Lemierre	Director	French
Dirk Paskert	Director	German
Angel Pobo	Director representing employees	French

TOTALENERGIES GESTION USA SARL

Eric Bozec	General Manager	French

TOTALENERGIES HOLDINGS USA INC.

Mike Naeve	Director	American
Christophe Vuillez	Director, President & Chief Executive Officer	French
Alexander Adotevi	Director and Chief Financial Officer	German
Dawn Lannin	Director, General Counsel & Secretary	American
Eric Bozec	Director	French
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Assistant Secretary	American

TOTALENERGIES DELAWARE INC.

Christophe Vuillez	Director and President	French
Alexander Adotevi	Director and Vice President	German
Dawn Lannin	Director	American
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Secretary	American

TOTALENERGIES RENEWABLES USA LLC

Vincent Stoquart	Manager	Belgian
Marc-Antoine Pignon	Manager and Chief Executive Officer	French
Olivier Terneaud	Manager	French
Alexander Adotevi	Manager	German
David Foulon	Manager	American
Christopher Gillies	Chief Financial Officer	Australian
Ali Mirza	Vice President, Structured Finance	American
Jeff Newcombe	Vice President, Technical	American
Anais Immas	Vice President, Business Development	French
Eric Potts	Vice President, Managing Director, Distributed Generation	American
Greg Nelson	Vice President, Managing Director – Core Solar	American
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Secretary	American
Simon Hayes	Assistant Secretary	British
Ha C. Yi	Assistant Secretary	American

Sol Holding, LLC

Vincent Stoquart	Manager	Belgian
Jonathan Bram	Manager	American
Christopher Gillies	President and Manager	Australian
Emmanuel Barrois	Manager	French
Daniel Barbosa	Manager	American
Rich Frazier	Secretary	American
Wendy Barberousse	Assistant Secretary	American; French